

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 15, 2016

Via E-mail
Charles M. Stoehr
Senior Vice President and Chief Financial Officer
VOXX International Corp
180 Marcus Blvd.
Hauppauge, New York 11788

> **Re:    VOXX International Corp**
> **Form 10-K for the Fiscal Year Ended February 29, 2016**
> **Filed May 16, 2016**
> **Form 10-K for the Fiscal Year Ended February 28, 2015**
> **Filed May 14, 2015**
> **File No.  001-09532**

Dear Mr. Stoehr:

    We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kevin J. Kuhar

        Kevin J. Kuhar
        Accounting Branch Chief
        Office of Electronics and Machinery